September 27, 2013

Ms. Katherine Hsu
Office Chief
Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance
Washington, D.C. 20549

Re:
J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX
Forms 10-K for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Forms 10-D
Filed July 25, 2013
File Nos. 333-165147-01, 333-165147-02 and 333-165147-03

Dear Ms. Hsu:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”).  We have reviewed your letter dated September 18, 2013 (the “Letter”) providing comments of the staff of the Division of Corporation Finance (the “Staff”) on the filings referenced above and have discussed the comments with various representatives of the Registrant.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

1.
We note your statement that “most of the accounts typically” have a zero balance at the beginning and ending of the related collection period. To the extent that any of the balances of the transaction accounts will be not be reduced to zero during each distribution period, this information appears to be material and therefore should be disclosed in the Form 10-D. Please confirm that you will disclose the balances of those

Michael S. Gambro     Tel  212 504 6825     Fax  212 504 6666     michael.gambro@cwt.com

transaction accounts in future filings if balances will not always be reduced to zero or tell us supplementally why a non-zero balance would not be material.

The Registrant continues to believe that the disclosure of beginning and ending balances in transaction accounts established pursuant to the pooling and servicing agreements is not material to investors. The Registrant has had discussions with the master servicer for the J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5 and J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C6 transactions, who has substantial experience in CMBS servicing.  Based on those discussions, the Registrant believes that after distributions on a distribution date, no material funds remain in any such transaction accounts other than funds to be distributed on the next distribution date.

The Commercial Real Estate Finance Council® (“CREFC”) investor reporting package that is disclosed in the Registrant’s Form 10-Ds is a very robust, detailed reporting package that was developed by CREFC with substantial input from investors, and beginning and ending account balances was not included as a reporting item. Moreover, the CREFC investor reporting package has over time been modified and improved including in 2013, but no changes have been made to require disclosure of beginning and ending account balances.  The Registrant believes that is evidence that investors do not consider the information to be material.

Please note that the Registrant could not undertake to report beginning and ending balances in any event without having the parties to the pooling and servicing agreements agree to amend the agreements for every reporting transaction.  The Registrant is not in a position to represent that all such parties would agree to such amendments, nor does it believe that such amendments are warranted.

For the foregoing reasons, the Registrant continues to believe that the disclosure of beginning and ending balances established pursuant to the pooling and servicing agreements in the transactions is not material to investors. The Registrant is willing to disclose in the Form 10-D filings that after distributions on a distribution date, no material funds remain in any such transaction accounts other than funds to be distributed on the next distribution date.

In responding to the Staff’s comments, the Registrant has authorized us to acknowledge on its behalf, and we hereby acknowledge, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:           Brian Baker
Bianca A. Russo, Esq.
David Beaning, Esq.